UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Ellington Financial Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
28852N109
(CUSIP Number)
Jason Frank, Esq.
Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 28852N109	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,340,275 Common Shares
	(8)	SHARED VOTING POWER 1,751,315 Common Shares
	(9)	SOLE DISPOSITIVE POWER 1,340,275 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,842,072 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,347 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 28852N109	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments L.L.C. (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,217,025 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,346,541 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,541 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 28852N109	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,217,025 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,346,541 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,541 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 28852N109	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 0 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 0 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 28852N109	Page 6
Amendment No. 9 to Schedule 13D
This Amendment No. 9 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, May 22, 2013, January 8, 2014, September 15, 2014, May 18, 2018, and July 29, 2019, collectively, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Shares”), of Ellington Financial Inc. (the “Issuer”). This Amendment No. 9 is being filed to update the number of Common Shares of the Issuer and the percentage of class beneficially owned by the Reporting Persons to give effect to certain transactions described below, and the Issuer’s issuance of 4,200,000 Common Shares, which closed on November 21, 2019 (the “November 2019 Equity Offering”). The information set forth below in Item 3 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends and restates in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 9 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby supplemented to add the following to the end of this section:
On August 23, 2019, an entity which holds Common Shares for estate planning purposes for Mr. Vranos (the "Partnership") transferred 147,550 Common Shares to a revocable trust of which he is the settlor (the "Revocable Trust"). No one received or paid any consideration for any Common Shares transferred in connection with this transaction. This transaction did not require a Form 4.

On November 14, 2019, Ellington Financial Management LLC ("EFM") distributed 4,477 Common Shares to EMG Holdings, L.P. ("EMGH"). No one received or paid any consideration for any Common Shares transferred in connection with this transaction. This transaction did not require a Form 4.

On November 14, 2019, EMGH transferred 178,306 Common Shares from the investment accounts of certain former, inactive, or non-participating partners in EMGH to such partners' respective brokerage accounts. EMGH did not receive or pay any consideration in connection with the transfer of such Common Shares. This transaction was previously reported on a Form 4 by Mr. Vranos.

On November 14, 2019, EMGH transferred 36,313 limited liability company interests ("Common Units") of Ellington Financial Operating Partnership LLC ("EFCOP"), and 51,558 long term incentive plan units ("OP LTIP Units") of EFCOP from the investment accounts of certain former, inactive, or non-participating partners in EMGH to be held by such partners in their individual capacities. EMGH did not receive or pay any consideration in connection with the transfer of such Common Units and OP LTIP Units. This transaction was previously reported on a Form 4 by Mr. Vranos.

On November 21, 2019, the Issuer issued 4,200,000 Common Shares in the November 2019 Equity Offering, increasing the number of Common Shares outstanding to 38,011,756.

CUSIP No. 28852N109	Page 7

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,182,347 shares, which represents beneficial ownership of 8.3% of the total number of Common Shares outstanding as of November 21, 2019. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	1,340,275	1,751,315	1,340,275	1,842,072	3,182,347	8.3%	N/A
VC (3)	0	1,217,025	0	1,346,541	1,346,541	3.5%	Mr. Vranos
EMGH (4)	0	1,217,025	0	1,346,541	1,346,541	3.5%	VC
_____________
SCHEDULE 13D

(1) Beneficial ownership is calculated based on 38,011,756 Common Shares outstanding as of November 21, 2019. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of November 21, 2019 by the conversion of any OP LTIP Units or Common Units. OP LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.
(2) Beneficial ownership includes 409,879 Common Shares held directly by the Revocable Trust, 1,248,453 Common Shares held by the Partnership, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 1,217,025 Common Shares beneficially owned by EMGH (including 320,604 OP LTIP Units and 46,171 Common Units - see footnote 4 below), 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, 90,757 Common Units held by a family trust of which Mr. Vranos is the settlor (the "Vranos Family Trust"), and 38,759 Common Units held by a family trust of which Mr. Penn is a settlor and for which Mr. Vranos serves as a trustee (the "Penn Family Trust"), over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.
(3) Beneficial ownership includes 1,217,025 Common Shares beneficially owned by EMGH (including 320,604 OP LTIP Units and 46,171 Common Units - see footnote 4 below), 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.
(4) Beneficial ownership includes 850,250 Common Shares, 320,604 OP LTIP Units and 46,171 Common Units held directly by EMGH. The OP LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Units on a one-for-one basis after applicable conditions have been satisfied. Beneficial ownership also includes 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers.
(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions contained in Item 3 above is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 25th day of November, 2019.
MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member
EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman
ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President